August 6, 2020

Jane Lam
Director and President
Morgan Stanley Capital I Inc.
1585 Broadway
New York, NY 10036

       Re:    BANK 2019-BNK20
              Form 10-K
              Filed March 30, 2020
              File No. 333-227446-06

Dear Ms. Lam:

       We have reviewed your filing and have the following comments.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K
Item 1117 of Regulation AB, Legal Proceedings
1. We note that Item 1117 refers to information provided in    the prospectus
of the issuing entity
   filed in a 424(b)(2) filing dated September 26, 2019.    Please confirm that
in future filings
   you will include the information required by Item 1117 in the Form 10-K filing or clearly identify the information if you intend to incorporate it by reference in compliance with
   Securities Exchange Act Rule 12b-23. See Item 1117 and Release No. 34-50905 (Dec. 22,
   2004) at 1567 (stating    information about legal proceedings required by
Item 1117 of
   Regulation AB will need to be provided, as well as information on affiliate relationships and related party transactions required by Item 1119 of Regulation AB. Regarding the latter, no information will be required, however, if substantially the same information had been
   provided previously in     a prospectus timely filed pursuant to Securities
Act Rule 424 under
   the same CIK code as the current annual report on Form 10-K.   )
 Jane Lam
BANK 2019-BNK20
August 6, 2020
Page 2

Exhibits

2. There is a lack of clarity as to whether Exhibit 34.7 and Exhibit 33.7 (Park Bridge Lender
   Services LLC) refer to the same platform. Please clarify whether the platforms to which the assessment and attestation relate are the same.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Benjamin Kalish at 202-551-7361 or me at (202) 551-3850 if you have any questions.
                                                         Sincerely,

                                                          /s/ Katherine Hsu

                                                          Katherine Hsu
                                                          Office Chief
                                                          Office of Structured
Finance